AB 3/20

AB 3/10

12013136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- ~~27799~~ 8-27779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MANAGEMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WELLS FARGO PLAZA 7900 XERXES AVENUE SOUTH
(No. and Street)

MINNEAPOLIS	MN	55431-1200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY A. STROH 952-898-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYER & COMPANY
(Name – *if individual, state last, first, middle name*)

14500 BURNHAVEN DRIVE, STE. 135	BURNSVILLE	MN	55372
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6

OATH OR AFFIRMATION

I, GREGORY A. STROH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL MANAGEMENT SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA LEAH GLENNIE
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

BOYER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL MANAGEMENT SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

CAPITAL MANAGEMENT SECURITIES, INC

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the accompanying consolidated balance sheets of Capital Management Securities, Inc., as of December 31, 2011 and 2010, and the consolidated related statements of operations, stockholders' equity and cash flows for the years then ended. The consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Capital Management Securities, Inc., as of December 31, 2011 and 2010, and the results of operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Boyer & Company

February 14, 2012

CAPITAL MANAGEMENT SECURITIES, INC
BALANCE SHEET
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash	$ 236,236	$ 230,936
Accounts Receivable	52,021	71,830
Prepaid Expenses	6,511	5,280
Due from Related Company	-	1,647
Total Current Assets	294,768	309,693
PROPERTY AND EQUIPMENT		
Furniture and Equipment	25,737	20,569
Leasehold Improvements	1,297	1,297
Software	8,465	8,465
Total Property and Equipment	35,499	30,331
Less: Accumulated Depreciation and Amortization	(27,847)	(25,449)
Net Property and Equipment	7,652	4,882
OTHER ASSETS		
Deferred Tax Asset	3,134	-
TOTAL ASSETS	$ 305,554	$ 314,575
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 26,876	$ 51,969
Accounts Payable	21,957	16,411
Accrued Bonuses	-	(7,000)
401(K) Payable	11,028	6,892
Accrued Payroll Taxes	1,663	940
Accrued Income Taxes	4,265	7,974
	65,789	91,186
OTHER LIABILITY - Deferred Tax Liability	-	736
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Per Share, 1,000,000 Shares Authorized, 12,214 Shares Issued and Outstanding	122	122
Paid in Capital	57,252	57,252
Retained Earnings	182,391	165,279
Total Stockholders' Equity	239,765	222,653
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 305,554	$ 314,575

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUE		
Commissions	$ 1,757,804	$ 1,522,356
Office Rent	44,051	44,051
Interest	134	188
Other	32,698	27,792
Total Revenue	1,834,687	1,594,387
OPERATING EXPENSES		
Commissions	1,414,240	1,210,595
Salaries and Wages	144,192	133,128
Payroll Taxes	14,635	11,676
Employee Benefits	8,069	8,653
Advertising	658	431
Depreciation and Amortization	2,398	2,686
Dues and Subscriptions	22,647	22,175
Equipment and Rental	22,738	19,883
Insurance	20,785	17,405
Miscellaneous	3,305	4,413
Office Supplies and Printing	5,998	5,518
Postage	4,537	4,125
Professional Services	29,021	17,936
Regulatory Expense	12,990	11,806
Rent	72,158	70,679
Repairs and Maintenance	15,783	14,478
Sales and Use Tax	1,493	1,110
Telephone	4,991	6,296
Travel and Entertainment	3,334	2,754
Total Operating Expenses	1,803,972	1,565,747
Income From Operations	30,715	28,640
Income Before Taxes	30,715	28,640
Income Tax Expense	(13,603)	(10,567)
NET INCOME	$ 17,112	$ 18,073

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2011 and 2010

	Common Stock Shares	Common Stock Amount	Paid In Capital	Retained Earnings	Total
BALANCE, December 31, 2009	$ 12,214	$ 122	$ 57,252	$ 147,206	$ 204,580
Dividends Paid	-	-	-	-	-
Net Income (Loss)	-	-	-	18,073	18,073
BALANCE, December 31, 2010	12,214	122	57,252	165,279	222,653
Net Income	-	-	-	17,112	17,112
BALANCE, December 31, 2011	$ 12,214	$ 122	$ 57,252	$ 182,391	$ 239,765

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities		
Net Income (Loss)	$ 17,112	$ 18,029
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,398	2,686
(Gain) loss on disposal of property	-	-
Deferred income taxes	(3,870)	-
(Increase) decrease in accounts receivable	17,023	53,936
(Increase) decrease in prepaid expenses	(1,231)	304
(Increase) Decrease in taxes receivable	-	-
(Increase) decrease in due from affiliate	4,433	5,067
Increase (decrease) in accounts payable	5,546	(5,882)
Increase (Decrease) in commissions payable	(25,093)	(45,208)
Increase (decrease) in accrued liabilities	(2,141)	14,669
(Increase)decrease in deferred income taxes	-	-
Increase (decrease) in income taxes payable	(3,709)	(15,344)
Total adjustments	(6,644)	10,228
Net cash provided (used) by operating activities	10,468	28,257
Cash flow from investing activities:		
Cash payments for the purchase of property	(5,168)	(1,249)
Net cash provided (used) by investing activities	(5,168)	(1,249)
Cash flow from financing activities:		
Dividends paid	-	-
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash	5,300	27,008
Cash, begining of year	230,936	203,928
Cash, end of year	$ 236,236	$ 230,936
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Tax	17,208	34,855

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Capital Management Securities, Inc. (the Company) is a wholly owned subsidiary of CMA, Financial Inc. The Company is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts - An allowance for doubtful accounts has not been established as of December 31, 2011 and 2010. Based upon management's analysis of outstanding accounts receivable as of December 31, 2011 and 2010 and the Company's past collection experience, an allowance is not considered necessary by management.

Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation over tax deprecation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

Concentration of Risk – The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2011, the 2008, 2009 and 2010 Federal and State income tax returns are subject to examination

Subsequent Events

Date of Management Evaluation – Management has evaluated subsequent events through February 14, 2012, the date which the financial statements were available to be issued.

Claims – During 2011, Capital Management Services, Inc. was served with a substantial claim by the Bankruptcy Trustee of DBSI. The estimated claim is approximately $34,525. If the claim has any merit Capital Management Securities Inc. would have a corresponding claim of approximately $10,350 against its sales representatives to whom payments were made.

Advertising – Advertising and promotion costs are expensed as incurred.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has a lease agreement for office space expiring June 30, 2013. Monthly base rent ranges from $6,073 to $6,492 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2011 and 2010 was $72,158 and $70,679 respectively.

The Company has also entered into various operating leases for equipment that expire through 2015. Equipment rent expense for the years ended December 31, 2011 and 2010 was $17,394 and $16,905 respectively. The equipment lease commitment includes a lease that are reimbursed by reps.

Minimum future lease payments as of December 31, 2011 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2012	$77,275	$32,024	$109,299
2013	38,952	29,627	68,579
2014	- 0 -	24,998	24,998
2015	- 0 -	9,063	9,063
2016	- 0 -	- 0 -	- 0 -

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2011 approximately $314,464 or 45.9% of common expenses were allocated to the Company's sister company. During 2010 approximately $283,685 or 46.7% of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 and $1,647 as of December 31, 2011 and 2010.

NOTE 4 – INCOME TAXES

The Company's net deferred tax asset at December 31, 2011 and 2010 consisted of:

	Federal	State	Total
December 31, 2011	$1,818	$1,316	$3,134
December 31, 2010	$0	$0	$0

The Company's net deferred tax liability at December 31, 2011 and 2010 consisted of:

	Federal	State	Total
December 31, 2011	$0	$0	$0
December 31, 2010	$427	$309	$736

The components for the provision for income taxes for the years ended December 31, 2011 and 2010 are as follows:

	Federal	State	Total
Year Ended December 31, 2011:			
Deferred tax (income)	$(2,245)	$(1,625)	$(3,870)
Current Income Tax	12,452	5,021	17,473
Income Tax Expense	$10,207	$3,396	$13,603

	Federal	State	Total
Year Ended December 31, 2010:			
Deferred tax (income)	$(1,875)	$(1,357)	$(3,232)
Current Income Tax	8,563	5,236	13,799
Income Tax Expense	$6,688	$3,879	$10,567

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2011 and 2010 and the related statement of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated February 14, 2012. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

February 14, 2012

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15c3-1
DECEMBER 31, 2011 AND 2010 (REVISED)

	2011	2010
STOCKHOLDERS' EQUITY at End of Year	$ 239,765	$ 222,653
ADDITIONS:		
Liabilities Subordinated to Claims of General		
Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	239,765	222,653
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	7,652	4,882
Deferred Tax Assets	3,134	-
Due from Related Company	-	4,431
Prepaid Expenses	6,511	5,280
Income Taxes Receivables	-	-
Nonliquid Receivables	9,989	54,141
Total	27,286	68,734
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	212,479	153,919
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	212,479	153,919
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	65,789	91,922
Required Percent	6.67%	6.67%
Basic Capital Requirement	4,388	6,131
Minimum Capital Required	25,000	25,000
Excess Capital	$ 187,479	$ 128,919
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	65,789	91,922
Net Capital	212,479	153,919
Percent of debt to net capital	31.0%	59.7%

See accountant's report on supplementary information.

CAPITAL MANAGEMENT SECURITIES

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2011 AND 2010

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2011 and 2010

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC
RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2010 TO AUDITED FINANCIAL
STATEMENTS AS OF DECEMBER 31, 2011 (REVISED)

	Balance Per Focus Report on December 31, 2011		Adjustments Debit		Credit	Balance Per Audited Financial Statements At December 31, 2011
Total Assets	$ 302,367	(a)	$ 3,134			$ 305,554
		(b)	53			
Less:						
Total Liabilities	58,260	(a)	471	(c)	8,000	65,789
Net Worth	244,107		-		-	239,765
Less:						
Non-Allowable Assets	24,099	(a)	3,134		-	27,286
		(b)	53			
Tentative Net Capital	220,008				-	212,479
Less:						
Securities Haircuts	-		-		-	-
Net Capital	$ 220,008		$ 471		$ 8,000	$ 212,479

(a) Deferred Income Taxes and Income Taxes Payable
(b) Audit Adjustments
(c) Post reporting activity

See accountants report on supplementary information.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the financial statements of Capital Management Securities, Inc. for the years ended December 31, 2011 and 2010 and have issued our report thereon dated February 14, 2012. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes in judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2011 and 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Capital Management Securities, Inc.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be, and should not be, used by anyone other than these specified parties.

February 14, 2012

Boyer & Company

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Capital Management Securities, Inc. for the year ended December 31, 2011. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed payments with respective cash disbursement records entries;

2. Compared amounts reported on audited Form X-17a-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Capital Management Securities, Inc. taken as a whole.

February 14, 2012

Boyer & Company

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027779 FINRA DEC
CAPITAL MANAGEMENT SECURITIES INC 19*19
7900 XERXES AVE S STE 500
MINNEAPOLIS MN 55431-1120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Melissa Glennie
(952) 893-1200

2. A. General Assessment (item 2e from page 2) $ 4,587

B. Less payment made with SIPC-6 filed (exclude interest) (2,304)

_______________ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,283

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,283

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,283

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Management Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 18 day of Jan, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,834,686
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,834,686
2e. General Assessment @ .0025	$ 4,587

(to page 1, line 2.A.)